Exhibit 99.2

Quarter Ended 31 March 2022

QUARTERLY CORPORATE UPDATE

VivoPower International PLC (NASDAQ: VVPR) (“VivoPower” or the “Company”) is pleased to present this quarterly corporate update on key financial and operational developments for the quarter ended 31 March 2022. All financial and other figures within this quarterly update are unaudited. See “Disclaimer” for additional information.

VivoPower

Group cash levels increased from $3.3m at 31 December 2021 to $4.6m as at 31 March 2022, an increase of 39%. The cash burn rate of the Group has decreased materially as a result of cost savings and productivity gains through outsourcing and automation (refer to Tembo and Aevitas sections below).

The Company’s medium- to long-term funding strategy is still to:

a)	rebuild Aevitas back to its full capacity, where its free cash flow can be used to fund growth for Tembo; and

b)

secure non-dilutive funding, including but not limited to supply chain financing, debtors funding as well as government grant and equity funding, including innovation and research & development (“R&D”) grants in the United Kingdom and European Union.

Quarterly unaudited revenues during Q3 FY22 were $10.2m, representing a 15% increase compared to $8.9m for the previous corresponding quarter1.

Tembo

Scaling up EV capabilities and capacity beyond the Netherlands

As we have stated and reiterated since VivoPower acquired full control of Tembo in February 2021, the Company’s strategy has always been to establish Tembo facilities and personnel at sites nearer to customers and partners around the world. In the past 12 months, we have been unable to execute on this due to border closures, especially across the Asia-Pacific region (including Australia and the Philippines). Consequently, we have had to ship kits and vehicles from Tembo’s Bergeijk facility in the Netherlands to Australia and Canada. This proved to be expensive and unproductive due to long shipment timelines, and unsustainable from an environmental perspective. Furthermore, getting supplies into Bergeijk was often challenging and delayed over the past year. We are mindful of the consequences of a protracted Russia- Ukraine conflict on energy costs, general inflation, and supply chains across European markets, including the Netherlands.

With borders finally reopening around the world and especially across the Asia-Pacific region, we commenced executing on the above strategy. In this regard, we have established Tembo subsidiaries and/or operating entities in the Philippines, the United Kingdom, Australia, and the United Arab Emirates.

QUARTERLY NEWSLETTER | 31 MARCH 2022

Executing on HR strategy to enhance global capabilities whilst achieving efficiency savings

During the quarter, Tembo hired new team members in engineering, safety and technical support, finance, human resources, and administrative support across its different regional entities. In broad terms, the human resources strategy has been to build Tembo’s middle-office and back-office support capabilities out of Manila in the Philippines (e.g. finance, human resources, procurement, and administrative support) augmented by workflow automation technology, whilst building front office capabilities (e.g. engineering, safety and quality, assembly, and technical writing) to match cost, capabilities, and customer requirements in different markets. This strategy has and will continue to deliver efficiency and productivity savings whilst eliminating the risk of reliance on a single country, market or supply chain.

Upgrading Netherlands facilities

As previously announced, Tembo Netherlands is relocating to a larger and more modern facility in a substantially more business-friendly location in the Eindhoven Airport Precinct. This is expected to be completed by the end of May 2022.

While Tembo Netherlands will no longer directly service the global market, it will be configured to facilitate growth of the existing upfitting 4x4 business and to service EV requirements for sections of the European market. Attrition out of Tembo Netherlands has and will continue to be replaced in other Tembo regional entities as well as where appropriate in the Netherlands, taking into consideration future micro-factory configurations that will involve the use of collaborative robots (“cobots”) and 3D printing technology.

During the past quarter, Tembo’s existing 4x4 upfitting business has won material new EU orders including with ICL and Boliden. We will continue to support the growth of this business, recognising that this customer base is likely to ultimately migrate to EVs.

Navigating supply chain and logistics challenges

In relation to existing partner and customer kit deliveries, our challenge at present is very much the industry-wide supply chain and logistics delays as foreshadowed during our recent half-year earnings presentation. This in turn means we need to manage the pace of securing new orders as well as expectations in relation to delivery timelines.

Progressing on partnerships

We continue to work with Toyota Motor Corporation Australia (“TMCA”), GB Auto, and Arctic Trucks. As and when there are updates in relation to the status of commercial discussions with each of these parties, we will announce as appropriate.

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Aevitas

Reopening in Australia, driving return to normality

Aevitas Critical Power Services, which operates the JA Martin and Kenshaw businesses, has had a solid quarter, underpinned by Australia’s interstate borders reopening and the continued easing of COVID-19- related restrictions. As discussed during our most recent half-year earnings presentation, Australia’s restrictions were among the strictest in the world, including a near-total prohibition on movement between states during the majority of H1 FY22. These restrictions significantly impeded the ability of the Aevitas businesses to begin and/or complete projects on schedule and on budget during that time.

Winning of new contracts and completion of projects

During the past quarter, the Aevitas businesses began or completed several major projects, including sale and delivery of 4 x 2,750kVA generators for a major data centre client, and completion of the 200 MW Bluegrass Solar Farm and 119 MW Hillston Solar Farm.

Collaborating on SES opportunities

The Aevitas businesses have commenced working closely with the Company’s sustainable energy solutions (“SES”) business units to enable delivery of large-scale SES projects in Australia for both new and existing customers.

Caret

Capital raising for Caret Decimal progressing

Caret, the Company’s solar development unit, continues to be in capital raising mode for its Caret Decimal crypto-mining venture. While there has been some disruption due to investors taking a pause at the onset of the Russia-Ukraine conflict, several institutional and family office investors are in due diligence on the opportunity.

Engaging with crypto-mining hosting companies

We have also been approached by several crypto-mining hosting companies interested in our renewable power sites and capabilities, given the increasing appetite for green crypto-mining. We continue to remain in discussions with a number of parties with respect to our solar projects across the United States.

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Disclosure, Governance, Impact, and Diversity

Disclosure

During the quarter, Executive Chairman and CEO, Kevin Chin committed to acquiring at least US$250,000 of VivoPower shares during open trading windows (which are subject to approval by the Company’s Compliance Officer and the VivoPower Board), either through taking some of his compensation in Restricted Stock Units (“RSU”) and/or through market purchases. Further updates will be provided as appropriate when the share acquisitions have been completed.

Governance and Impact

As a B Corporation and a public company governed by NASDAQ, the SEC, and the UK Corporations Act, VivoPower is extremely focused on maintaining the highest standards of environmental, social, and governance (“ESG”) principles.

During the past quarter, we were pleased to have had our B Corp certification renewed and to have been recognised among the world’s top 100 impact companies by the Real Leaders Impact Awards for the second year in a row. We are consciously on a continuous improvement track with respect to our ESG practices. In this regard, we have commenced work on implementing impact and climate-related disclosures in the future.

Diversity

A key area of focus for the leadership team is improving the diversity of our team across all aspects of our business. In particular, the Company is focused on increasing the number of women engineers in Tembo and across VivoPower more broadly.

Other Updates

We have scheduled the following updates for the rest of the 2022 calendar year:

Full Year Audited Results, 20-F and Annual Report for Year Ended 31 June 2022	29 August 2022
Quarterly Newsletter Update for Quarter Ended 30 September 2022	27 October 2022

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About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the Philippines, the United Kingdom, the United States, and the United Arab Emirates.

Disclaimer

This document contains "forward-looking statements" relating to VivoPower International PLC (“VivoPower”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “forecast,” “intends,” and “continue” or similar words. Forward-looking statements may include for example statements about future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell, or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial, or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our EV and SES offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission (“SEC”) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this document, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this document. All forward- looking statements in this document are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

1. Based on independent legal advice, unaudited quarterly profitability and balance sheet figures cannot be provided, taking into consideration VivoPower’s status as a foreign private issuer and a UK PLC entity.

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